UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

Global Ship Lease, Inc.

(Name of Issuer)

Class A Common Shares, par value $0.01 per share

(Title of Class of Securities)

Y27183105

(CUSIP Number)

November 13, 2009

(Date of Event which Requires Filing

of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ]     Rule 13d-1(b)
[X]     Rule 13d-1(c)
 [   ]     Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following pages

Page 1 of 14 Pages

CUSIP NO. Y27183105	Page 2 of 14 Pages

1	Names of Reporting Persons

I.R.S. Identification Nos. of above persons (entities only)

SSP OFFSHORE LLC

2	Check the Appropriate Box If a Member of a Group (See Instructions)
a.	[ ]
b.	[X]

3	SEC Use Only

4	Citizenship or Place of Organization

NEVIS

	5	Sole Voting Power
Number of Shares		3,750,000
Beneficially Owned By Each	6	Shared Voting Power 0
Reporting Person With	7	Sole Dispositive Power 3,750,000
	8	Shared Dispositive Power
		0

9	Aggregate Amount Beneficially Owned by Each Reporting Person

3,750,000

10	Check Box If the Aggregate Amount in Row (9) Excludes Certain

Shares (See Instructions)

[	]

11	Percent of Class Represented By Amount in Row (9)

7.45%

12	Type of Reporting Person (See Instructions)
PN

CUSIP NO. Y27183105	Page 3 of 14 Pages

1	Names of Reporting Persons

I.R.S. Identification Nos. of above persons (entities only)

SFM PARTICIPATION II LLC

2	Check the Appropriate Box If a Member of a Group (See Instructions)
a.	[ ]
b.	[X]

3	SEC Use Only

4	Citizenship or Place of Organization

NEVIS

	5	Sole Voting Power
Number of Shares		3,750,000
Beneficially Owned By Each	6	Shared Voting Power 0
Reporting Person With	7	Sole Dispositive Power 3,750,000
	8	Shared Dispositive Power
		0

9	Aggregate Amount Beneficially Owned by Each Reporting Person

3,750,000

10	Check Box If the Aggregate Amount in Row (9) Excludes Certain

Shares (See Instructions)

[	]

11	Percent of Class Represented By Amount in Row (9)

7.45%

12	Type of Reporting Person (See Instructions)
PN

CUSIP NO. Y27183105	Page 4 of 14 Pages

1	Names of Reporting Persons

I.R.S. Identification Nos. of above persons (entities only)

SFM AH LLC

2	Check the Appropriate Box If a Member of a Group (See Instructions)
a.	[ ]
b.	[X]

3	SEC Use Only

4	Citizenship or Place of Organization

DELAWARE

	5	Sole Voting Power
Number of Shares		3,750,000
Beneficially Owned By Each	6	Shared Voting Power 0
Reporting Person With	7	Sole Dispositive Power 3,750,000
	8	Shared Dispositive Power
		0

9	Aggregate Amount Beneficially Owned by Each Reporting Person

3,750,000

10	Check Box If the Aggregate Amount in Row (9) Excludes Certain

Shares (See Instructions)

[	]

11	Percent of Class Represented By Amount in Row (9)

7.45%

12	Type of Reporting Person (See Instructions)
OO

CUSIP NO. Y27183105	Page 5 of 14 Pages

1	Names of Reporting Persons

I.R.S. Identification Nos. of above persons (entities only)

SOROS FUND MANAGEMENT LLC

2	Check the Appropriate Box If a Member of a Group (See Instructions)
a.	[ ]
b.	[X]

3	SEC Use Only

4	Citizenship or Place of Organization

DELAWARE

	5	Sole Voting Power
Number of Shares		3,750,000
Beneficially Owned By Each	6	Shared Voting Power 0
Reporting Person With	7	Sole Dispositive Power 3,750,000
	8	Shared Dispositive Power
		0

9	Aggregate Amount Beneficially Owned by Each Reporting Person

3,750,000

10	Check Box If the Aggregate Amount in Row (9) Excludes Certain

Shares (See Instructions)

[	]

11	Percent of Class Represented By Amount in Row (9)

7.45%

12	Type of Reporting Person (See Instructions)
OO, IA

CUSIP NO. Y27183105	Page 6 of 14 Pages

1	Names of Reporting Persons

I.R.S. Identification Nos. of above persons (entities only)

GEORGE SOROS

2	Check the Appropriate Box If a Member of a Group (See Instructions)
a.	[ ]
b.	[X]

3	SEC Use Only

4	Citizenship or Place of Organization

UNITED STATES

	5	Sole Voting Power
Number of Shares		0
Beneficially Owned By Each	6	Shared Voting Power 3,750,000
Reporting Person With	7	Sole Dispositive Power 0
	8	Shared Dispositive Power
		3,750,000

9	Aggregate Amount Beneficially Owned by Each Reporting Person

3,750,000

10	Check Box If the Aggregate Amount in Row (9) Excludes Certain

Shares (See Instructions)

[	]

11	Percent of Class Represented By Amount in Row (9)

7.45%

12	Type of Reporting Person (See Instructions)
IA

CUSIP NO. Y27183105	Page 7 of 14 Pages

1	Names of Reporting Persons

I.R.S. Identification Nos. of above persons (entities only)

ROBERT SOROS

2	Check the Appropriate Box If a Member of a Group (See Instructions)
a.	[ ]
b.	[X]

3	SEC Use Only

4	Citizenship or Place of Organization

UNITED STATES

	5	Sole Voting Power
Number of Shares		0
Beneficially Owned By Each	6	Shared Voting Power 3,750,000
Reporting Person With	7	Sole Dispositive Power 0
	8	Shared Dispositive Power
		3,750,000

9	Aggregate Amount Beneficially Owned by Each Reporting Person

3,750,000

10	Check Box If the Aggregate Amount in Row (9) Excludes Certain

Shares (See Instructions)

[	]

11	Percent of Class Represented By Amount in Row (9)

7.45%

12	Type of Reporting Person (See Instructions)
IA

CUSIP NO. Y27183105	Page 8 of 14 Pages

1	Names of Reporting Persons

I.R.S. Identification Nos. of above persons (entities only)

JONATHAN SOROS

2	Check the Appropriate Box If a Member of a Group (See Instructions)
a.	[ ]
b.	[X]

3	SEC Use Only

4	Citizenship or Place of Organization

UNITED STATES

	5	Sole Voting Power
Number of Shares		0
Beneficially Owned By Each	6	Shared Voting Power 3,750,000
Reporting Person With	7	Sole Dispositive Power 0
	8	Shared Dispositive Power
		3,750,000

9	Aggregate Amount Beneficially Owned by Each Reporting Person

3,750,000

10	Check Box If the Aggregate Amount in Row (9) Excludes Certain

Shares (See Instructions)

[	]

11	Percent of Class Represented By Amount in Row (9)

7.45%

12	Type of Reporting Person (See Instructions)
IA

CUSIP NO. Y27183105	Page 9 of 14 Pages

Item	1(a)	Name of Issuer: Global Ship Lease, Inc. (the "Issuer").
1(b)	Address of the Issuer's Principal Executive Offices:
c/o Portland House
Stag Place
London SW1E 5RS
United Kingdom
Item	2(a)	Name of Person Filing

The Statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

i)	SSP Offshore LLC (“SSO”);
ii)	SFM Participation II LLC (“SFM Participation”);
iii)	SFM AH LLC (“SFM AH”);
iv)	Soros Fund Management LLC (“SFM LLC”);
v)	George Soros;
vi)	Robert Soros; and
vii)	Jonathan Soros.
Item	2(b)	Address of Principal Business Office or, if None, Residence:

The address of the principal business office of each of the Reporting Persons is c/o Soros Fund Management LLC, 888 Seventh Avenue, 33rd Floor, New York, New York 10106.

Item	2(c)	Citizenship:
i)	SSO is a Nevis limited liability company;
ii)	SFM Participation is a Nevis limited liability company;
iii)	SFM AH is a Delaware limited liability company;
iv)	SFM LLC is a Delaware limited liability company;
v)	George Soros is a United States citizen;
vi)	Robert Soros is a United States citizen; and
vii)	Jonathan Soros is a United States citizen.
Item	2(d)	Title of Class of Securities:

Class A Common Shares, par value $0.01 per share (the “Shares”).

CUSIP NO. Y27183105	Page 10 of 14 Pages

Item	2(e)	CUSIP Number:

Y27183105

Item	3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

This Item 3 is not applicable.

Item	4.	Ownership:
Item	4(a)	Amount Beneficially Owned:

As of November 17, 2009, each of the Reporting Persons may be deemed the beneficial owner of 3,750,000 Shares issuable upon the exercise of warrants held for the account of SSO.

Item	4(b)	Percent of Class:

As of November 17, 2009, each of the Reporting Persons may be deemed the beneficial owner of approximately 7.45% of the total number of Shares outstanding assuming the exercise and conversion of all warrants held for the account of SSO.

Item	4(c)	Number of shares as to which such person has:
SSO
(i)	Sole power to vote or direct the vote:	3,750,000
(ii)	Shared power to vote or to direct the vote	0
(iii)	Sole power to dispose or to direct the disposition of	3,750,000
(iv)	Shared power to dispose or to direct the disposition of	0

SFM Participation
(i)	Sole power to vote or direct the vote:	3,750,000
(ii)	Shared power to vote or to direct the vote	0
(iii)	Sole power to dispose or to direct the disposition of	3,750,000
(iv)	Shared power to dispose or to direct the disposition of	0

SFM AH
(i)	Sole power to vote or direct the vote:	3,750,000
(ii)	Shared power to vote or to direct the vote	0
(iii)	Sole power to dispose or to direct the disposition of	3,750,000
(iv)	Shared power to dispose or to direct the disposition of	0

CUSIP NO. Y27183105	Page 11 of 14 Pages

SFM LLC
(i)	Sole power to vote or direct the vote:	3,750,000
(ii)	Shared power to vote or to direct the vote	0
(iii)	Sole power to dispose or to direct the disposition of	3,750,000
(iv)	Shared power to dispose or to direct the disposition of	0

George Soros
(i)	Sole power to vote or direct the vote:	0
(ii)	Shared power to vote or to direct the vote	3,750,000
(iii)	Sole power to dispose or to direct the disposition of	0
(iv)	Shared power to dispose or to direct the disposition of	3,750,000

Robert Soros
(i)	Sole power to vote or direct the vote:	0
(ii)	Shared power to vote or to direct the vote	3,750,000
(iii)	Sole power to dispose or to direct the disposition of	0
(iv)	Shared power to dispose or to direct the disposition of	3,750,000

Jonathan Soros
(i)	Sole power to vote or direct the vote:	0
(ii)	Shared power to vote or to direct the vote	3,750,000
(iii)	Sole power to dispose or to direct the disposition of	0
(iv)	Shared power to dispose or to direct the disposition of	3,750,000

Item	5.	Ownership of Five Percent or Less of a Class:

This Item 5 is not applicable.

Item	6.	Ownership of More than Five Percent on Behalf of Another Person:

The partners of SSO, including Quantum Partners LDC, a Cayman Islands limited duration company, have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held for the account of SSO in accordance with their partnership interest in SSO.

Item	7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

This Item 7 is not applicable.

Item	8.	Identification and Classification of Members of the Group:
                                This Item 8 is not applicable.

CUSIP NO. Y27183105	Page 12 of 14 Pages

Item	9.	Notice of Dissolution of Group:

This Item 9 is not applicable.

Item	10.	Certification:

By signing below each of the Reporting Persons certifies that, to the best of such person's knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

CUSIP NO. Y27183105	Page 13 of 14 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: November 17, 2009	SSP OFFSHORE LLC

	By:	SFM PARTICIPATION II LLC General Partner

	By:	SFM AH LLC Managing Member

	By:	Soros Fund Management LLC Managing Member

	By:	/s/ David Taylor
Name: David Taylor
Title: Assistant General Counsel

Date: November 17, 2009	SFM PARTICIPATION II LLC

	By:	SFM AH LLC Managing Member

	By:	Soros Fund Management LLC Managing Member

	By:	/s/ David Taylor
Name: David Taylor
Title: Assistant General Counsel

Date: November 17, 2009	SFM AH LLC

	By:	Soros Fund Management LLC Managing Member

	By:	/s/ David Taylor
Name: David Taylor
Title: Assistant General Counsel

Date: November 17, 2009	SOROS FUND MANAGEMENT LLC

	By:	/s/ David Taylor
Name: David Taylor
Title: Assistant General Counsel

CUSIP NO. Y27183105	Page 14 of 14 Pages

Date: November 17, 2009	GEORGE SOROS

	By:	/s/ David Taylor
Name: David Taylor
Title: Attorney-in-fact

Date: November 17, 2009	ROBERT SOROS

	By:	/s/ David Taylor
Name: David Taylor
Title: Attorney-in-fact

Date: November 17, 2009	JONATHAN SOROS

	By:	/s/ David Taylor
Name: David Taylor
Title: Attorney-in-fact